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SEC FILE NUMBER
8-50906

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REMINGTON CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 North Tryon Street, Suite 1820
(No. and Street)

Charlotte, NC 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Carter, Jr. 704-716-8575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURKETT BURKETT & BURKETT, Certified Public Accountants, P.A.
(Name — *if individual, state last, first, middle name*)

128 East Main Street, Suite 201 Rock Hill SC 29730
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Carter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Remington Capital Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Notary Public

Janis S. Harris

My Commission Expires: April 28, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C.
202
SECTION

REMINGTON CAPITAL SECURITIES, LLC

Financial Statements and Supplemental Information

December 31, 2004

With Independent Auditor's Report

REMINGTON CAPITAL SECURITIES, LLC

Table of Contents

December 31, 2004

INDEPENDENT AUDITOR'S REPORT.. 1

FINANCIAL STATEMENTS:

Balance Sheet.. 3

Statement of Income.. 4

Statement of Changes in Member's Equity... 5

Statement of Cash Flows.. 6

Notes to Financial Statements... 7

SUPPLEMENTAL INFORMATION:

Schedule I -
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.. 9

Schedule II -
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.. 10

Schedule III –
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.. 11

Schedule IV -
Statement Describing Material Inadequacies in Internal Control of Financial Reporting Under Rule 17a-5(j)... 12

BURKETT,
BURKETT & BURKETT

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

OFFICERS
DONALD H. BURKETT, CPA
RONALD H. BURKETT, CVA, CPA
MAX L. CUMMINGS, JR., CPA
HARVEY C. HEISE, CPA

LEXINGTON OFFICE
MARK J. HENDRIX, CPA
EXECUTIVE VICE PRESIDENT

CPAs
BARBARA P. ADAMS
GLENN E. BELL
ANGELA M. BRAZELL
SANDRA W. EDWARDS
DEVEN A. FOZDAR
C. ALLISON HAMMOND
JAY R. JASHINSKY
LARRY D. MONTAGUE, JR.
THERON H. PEACE, RETIRED
KIMBERLY E. SMITH
EARLE B. TOOLE, JR.
ROBERT F. VISBISKY
EDWARD L. WELCH
DEANNA H. WILLIAMS

MEMBERS
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC
ACCOUNTANTS

SC ASSOCIATION
OF CERTIFIED PUBLIC
ACCOUNTANTS

ROCK HILL OFFICE
128 EAST MAIN STREET
SUITE 201
ROCK HILL, SC 29730
803-325-1660
TOLL FREE 888-329-1660
FAX 803-325-1665

OTHER OFFICES
WEST COLUMBIA
LEXINGTON
SUMTER

INDEPENDENT AUDITOR'S REPORT

To the Managers of Remington Capital Securities, LLC

We have audited the accompanying balance sheet of Remington Capital Securities, LLC as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. We have also audited management's assessment, that Remington Capital Securities, LLC maintained effective internal control over financial reporting as of December 31, 2004. These financial statements and the assessment about the effectiveness of internal control over financial reporting are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and management's assessment based on our audit.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A company's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principals, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. An audit of internal control includes obtaining an understanding of internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such

other procedures as we consider necessary in the circumstances. We believe that our audits provides a reasonable basis for our opinions.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remington Capital Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Remington Capital Securities, LLC maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BURKETT BURKETT & BURKETT
Certified Public Accounts, P.A.
Rock Hill, SC
February 15, 2005

REMINGTON CAPITAL SECURITIES, LLC

Balance Sheet

December 31, 2004

Assets		
Cash	$	8,305
Accounts Receivable		
(Less Allowance for Doubtful Accounts $129,236)		-
Due from Related Party		5,127
Due from Employee		49,649
Property and Equipment, net		806
Total Assets	$	63,887
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable		232
Total Liabilities		232
Member's Equity:		
Contributed Capital	$	303,953
Accumulated Equity		(240,298)
Total Member's Equity		63,655
Total Liabilities and Member's Equity	$	63,887

The notes to the financial statements are an integral part of this balance sheet.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Income

December 31, 2004

Advisory and Fee Income	$ 220,637
Operating Expenses	
Payroll and Related Benefits	137,327
Rent Expense	11,244
Parking	2,060
Depreciation	419
Professional Fees	29,476
Marketing and Business Development	603
Telephone and Electronics	8,753
Entertainment & Meals	644
Office Supplies and Postage	1,159
Repairs and Maintenance	851
Travel	1,511
Bad Debt Expense	129,236
Subscriptions and Publications	8,286
Licenses and Permits	1,369
Other	1,313
Total Operating Expenses	334,251
Other Income	
Miscellaneous	2,950
Interest	7,502
Total Other Income	10,452
Other Expense	
Interest	148
Net Income/(Loss)	$ (103,310)

The notes to the financials statements are an integral part of this statement.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Changes in Member's Equity

December 31, 2004

	Contributed Capital	*Accumulated Equity (Deficit)*	*Total*
Balance, December 31, 2003	$ 204,538	$ (125,122)	$ 79,416
Capital Contributions	99,415	-	99,415
Net Income/(Loss)	-	(103,310)	(103,310)
Capital Withdrawals	-	(11,866)	(11,866)
Balance, December 31, 2004	$ 303,953	$ (240,298)	$ 63,655

The notes to the financial statements are an integral part of this statement.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Cash Flows

December 31, 2004

Cash Flows from Operating Activities	
Net Income/(Loss)	$ (103,310)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Change in -	
Depreciation	419
Accounts Receivable	49,326
Due from Employee	(35,149)
Due from Related Party	(825)
Accounts Payable	232
Due to Related Party	(3,500)
Total Adjustments	10,503
Net Cash Used in Operating Activities	(92,807)
Cash Flows Used by Financing Activities	
Member Contributions	99,415
Distributions from Member Withdrawals	(11,866)
Net Decrease in Cash	(5,258)
Cash, Beginning of Year	13,563
Cash, End of Year	$ 8,305

The notes to the financial statements are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Remington Capital Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as a limited liability company in accordance with, and pursuant to, the North Carolina Limited Liability Company Act and will continue in existence until December 31, 2099, unless sooner terminated. The Company is 100% wholly owned by James L. Carter, Jr.

2. SUMMARY OF SIGINIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables

The Company uses the allowance method to account for bad debts. At December 31, 2004, the allowance for doubtful accounts totaled $129,236.

Property and Equipment

Additions to property and equipment are carried at cost. Maintenance and repair costs and minor replacements not resulting in betterment are charged to expense when incurred. Depreciation is recorded using straight-line and accelerated methods over the estimated useful lives of the assets.

3. INCOME TAXES

The Company is treated as a single member limited liability company for Federal and state income tax purposes. Its earnings and losses are included in the income tax returns of its owner. Therefore, no provision or benefit for income taxes has been included in these financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer Equipment	$	1,784
Office Equipment		1,738
		3,522
Less Accumulated Depreciation		(2,716)
	$	806

Depreciation expense for the year ended December 31, 2004 was $ 419.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $8,073. The Company's net capital ratio was .03 to 1.

6. RELATED PARTY TRANSACTIONS

The Company has a receivable due from related parties of $5,127 as of December 31, 2004. This receivable is verbal, non-interest bearing and has no explicit repayment terms. The receivable is considered to be short-term.

The Company has an employee receivable of $49,649 as of December 31, 2004. This receivable is verbal, non-interest bearing and has no explicit repayment terms. This receivable is considered to be short-term.

Schedule I

REMINGTON CAPITAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital	$	63,655
Less: Non-Allowable Assets		
Related Party Receivable		54,776
Other		806
Total Non-Allowable Assets		55,582
Net Capital		8,073
Required Net Capital		5,000
Excess Net Capital	$	3,073
Aggregate Indebtedness	$	232
Aggregate Indebtedness to Net Capital		.03 to 1

The excess net capital computation calculated on Part IIA on the originally filed Focus report for the period beginning January 1, 2004 and ending December 31, 2004 differs from the above calculation. Management is expected to amend the focus report for December 31, 2004 to agree with audited financial statements.

Schedule II

REMINGTON CAPITAL SECURITIES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Since the Company did not carry securities accounts for customer or perform custodial functions relating to customers' securities in 2004, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2004.

Schedule III

REMINGTON CAPITAL SECURITIES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Since the Company did not carry securities for customers or perform custodial functions relating to customers' securities in 2004, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2004.

Schedule IV

REMINGTON CAPITAL SECURITIES, LLC

Material inadequacies found in Internal Control of Financial Reporting Under Rule 17a-5(j) of the Securities and Exchange Commission

December 31, 2004

There were no material inadequacies found in the internal control of financial reporting as of period ending December 31, 2004.